[Letterhead of Xethanol Corporation]

November 28, 2006

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Andrew Schoeffler, Staff Attorney

Re:	Amendment No. 2 to Registration Statement on Form SB-2 (File No. 333-135121) filed by Xethanol Corporation (the “Company”) on November 28, 2006.

Dear Mr. Schoeffler:

Reference is made to the letter dated October 4, 2006 from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission to the Company (the “Comment Letter”) relating to the Company’s Registration Statement on Form SB-2 (File No. 333-135121) filed by the Company on June 16, 2006 as amended by Amendment No. 1 to Registration Statement on Form SB-2 filed by the Company on September 15, 2006 (the “Registration Statement”). This letter is being filed to correct two clerical errors that were included in the letter previously filed by the Company on November 28, 2006. The erroneous references to “Amendment No. 1” and “September 15, 2006” in the reference line of the previously filed letter have been replaced herein by references to “Amendment No. 2” and “November 28, 2006” respectively. Except for these two changes, this letter and the previously filed letter are identical.

Set forth below are Company’s responses to the issues raised in the Comment Letter and subsequently addressed during the telephone conversation on October 25, 2006 between you and the Company’s securities counsel. This letter is being delivered to you in conjunction with the filing of Amendment No. 2 to the Registration Statement (the “Amendment”). The numbered paragraphs below correspond to the numbered paragraphs of the Comment Letter.

Market, Ranking and Other Data, page ii

1.	As you requested, this section has been relocated to the prospectus summary. Please refer to page 3 of the Amendment.

2.	The requested revision has been made. Please refer to “Industry and Market Data” on page 2 of the Amendment.

Summary, page 1

3.
Based upon your conversation with our counsel, we understand that the origin of this comment was the staff’s observation that we had previously publicly disclosed a reason for entering into the ethanol industry and had neglected to include that reason in the Registration Statement. We respectfully submit that we have consistently stated in our filings that our reason for entering into the ethanol industry was “to capitalize on the growing market for ethanol and its co-products” and that this reason is stated in the Registration Statement. Please refer to the first sentence in the third paragraph under “Our Business” on page 1 first page and to the first sentence in the second paragraph under “Company Overview” on page 28 of the Amendment.

Recent Developments, page 2

4.	We note your comment and have deleted the section on recent developments in our prospectus summary. Please refer to page 2 of the Amendment.

Risks Affecting Us, page 3

5.    The requested revision has been made. Please refer to page 3 of the Amendment.

Risk Factors, page 4

6.
The requested disclosure has been made. Please refer to the first sentence in the first paragraph under “Future sales of common stock or other dilutive events may adversely affect prevailing market prices for our common stock.” on page 10 of the Amendment.

7.
We respectfully submit that, except for noting the current federal excise tax rates on gasoline and the tax credits available for ethanol use on a per gallon basis, we are currently unable to quantify the impact of federal tax credits on our business.

8.
Based upon your conversation with our counsel, we understand that the staff wishes us to put the risk of substantial environmental compliance costs into perspective by noting the amount of such costs in the preceding year. We note that we incurred no environmental compliance costs in 2005 and have included that disclosure as requested. Please refer to the seventh sentence in the first paragraph under “Costs of compliance …” on page 9 of the Amendment.

We have had a history of net losses, page 4

9.	The requested revision has been made. Please refer to the second sentence under “We have had a history of net losses.” on page 4 of the Amendment.

Description of Agreements with Selling Stockholders, page 13

10.	The requested revision has been made. Please refer to the first sentence in the first paragraph under “Description of Agreements with Selling Stockholders” on page 13 of the Amendment.

11.	The requested deletion has been made. Please refer to the first paragraph under “Description of Agreements with Selling Stockholders” on page 13 of the Amendment.

Write-off on Intangible Assets and Goodwill, page 21

12.
The four technologies that are covered by our disclosures on page F-38 are actually exclusive licenses to patented technologies that were sourced by and then purchased from UTEK Corporation, (a publicly traded corporation). Since we do not believe that the assets purchased from UTEK are businesses within the scope of SFAS 141 “Business Combinations” (paragraph 9), we have accounted for the acquisition of the licenses in accordance with SFAS 142 “Intangible Assets”.

EITF 98-3 defines a business as a self sustaining integrated set of activities and assets conducted and managed to provide a return to investors. A business consists of inputs, processes and resulting outputs that are used to generate revenues. Since the acquired entities had no operations, they were not businesses. Moreover, at the time of our acquisition of the entities, their assets consisted almost exclusively of a license agreement. EITF 98-3 states that where the concentration of value is in a single asset (i.e., the license agreement) it is indicative that these acquired entities were not businesses.

In accordance with SFAS 142 (paragraph 9), the acquired intangible assets were initially recognized and measured based on fair value. Paragraph 9 further refers to the general concept described in SFAS 141 (paragraph 6), that, in general, cost should be measured based on the fair value of the consideration given or the fair value of the net assets acquired, whichever is more reliably measurable. The consideration given in each transaction was our common stock. Because we have sold shares of our common stock in arms’ length transactions prior to the time at which we became a public company and there has been an active market for our common stock since we became a public company, the fair value of our common stock was more reliably measurable than that of the assets acquired.

In determining whether the licenses should be expensed as in process research and development costs, we considered the guidance in SFAS 142, (paragraph 9, footnote 8) and SFAS 2 Accounting for Research and Development Costs, (paragraph 11(c)) which provide for expensing the costs of intangible assets purchased from others for use in research and development activities if they have no alternative future uses (in research projects or otherwise). Although we do not consider the purchase of the new license agreements to be businesses, we also considered the guidance in SFAS 141 and FIN 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by Purchase Method-an interpretation of FASB Statement No. 2. FIN 4 (paragraph 4) distinguishes between assets purchased resulting from research and development activities (including patents and formulas) which are to be capitalized; and, assets to be used in research and development activities (e.g. materials and supplies, equipment and facilities, or perhaps even a specific research project in process) which are to be expensed, if they have no alternative future uses.

At the time of acquisition the acquired licenses to patented technologies represented completed projects more analogues to assets resulting from research and development activity than assets to be used in research and development activities. Therefore we recorded the licenses as assets.

The consideration we paid to UTEK in exchange for each technology we acquired was a number of newly issued shares of our common stock. The number of shares issued was based on an arms-length negotiation between Xethanol and UTEK. The value attributable to the shares issued and the corresponding value attributable to the technology at the date of acquisition was based, in the case of acquisitions prior to time at which we became a public company, on the price at which we had most recently issued shares of common stock in private offerings and, in the case of acquisitions after we became a public company, on the market price of our common stock on the date of acquisition.

Disclosures related to these acquisitions were initially included in footnotes 3 and 4 of our audited financial statements. Additional clarification of the write-off was included in our Quarterly Report on Form 10-QSB for the three months ended September 30, 2006  in order to provide additional information to investors.

Three months Ended March 16, 2006 Compared to Three Months Ended …, page 18

13.	The requested revision has been made. Please refer to page 18 of the Amendment.

Liquidity and Capital Resources, page 21

14.	The requested disclosure has been made. Please refer to the fourth paragraph under “Liquidity and Capital Resources” on page 21 of the Amendment.

15.	The requested disclosure has been made. Please refer to the second paragraph under “Liquidity and Capital Resources” on page 21 of the Amendment.

Virginia Polytechnic Institute and State University, page 40

16.
The requested disclosure has been made. Please refer to the second paragraphs under each of “Virginia Polytechnic Institute and State University” on page 40, “Queens University Kingston, Ontario” on page 41, “National Renewable Energy Laboratory” on page 41, “U.S. Department of Agriculture’s Forestry Products Laboratory” on page 41 and “University of North Dakota” on page 42 of the Amendment.

DDS Technologies USA, Inc., page 44

17.
We note that we are not entitled to receive any amounts under our agreement with DDS other than the amounts set forth in the third paragraph under “DDS Technologies USA, Inc.” on page 44 of the Amendment. Accordingly, we have not revised the Registration Statement in response to this comment.

Sales and Marketing, page 44

18.
We note that, as we disclosed in the Registration Statement, in July 2006 we entered into an amendment of our Ethanol Marketing Agreement dated as of May 20, 2005 with Aventine. The only provision of the amendment was to increase the quantity of ethanol that Aventine would purchase from us from up to 6 million to up to 41 million gallons. Accordingly, we have not revised the text of the Registration Statement in response to this comment but we have filed a description of the amendment as an exhibit. Please refer to Exhibit 10.44 to the Amendment.

Selling Stockholders, page 62

19.
We note that although the total number of shares disclosed in the selling stockholders table in the column under the heading “Beneficial Ownership Prior to this Offering” is in fact 9,862,996 shares, the total number of shares beneficially owned by the selling stockholders as a group is in fact 9,345,216 shares as provided in the Registration Statement. This discrepancy is attributable to the fact that 517,780 shares in that column are beneficially owned by more than one selling stockholder. In the case of each selling stockholder who beneficially owns any shares that are also beneficially owned by another selling stockholder, this fact has been noted in a footnote. We have revised to the selling stockholders table by adding an additional footnote to clarify the discrepancy. Please refer to the footnote (†) to the selling stockholder table on page 65 of the Amendment.

We respectfully submit that the total number of shares disclosed in the selling stockholders table in the column under the heading “Shares Registered in this Offering” is in fact 9,314,216 and not 9,250,325. Accordingly, we have not made any revisions to the Registration Statement in response to this comment.

20.
We respectfully submit that the total number of shares disclosed in the selling stockholders table in the column under the heading “Shares Registered in this Offering” is in fact 9,314,216 and not 9,250,325. Accordingly, we have not made any revisions to the Registration Statement in response to this comment.

21.
With respect to your comment regarding registered broker-dealers, we note that the only registered broker-dealer among the selling stockholders is Northeast Securities, Inc. and that the shares being registered on Northeast’s behalf are issuable upon exercise of warrants that were issued as compensation for services performed by Northeast as placement agent in our April 2006 private placement. Accordingly, based on your conversation with our counsel we understand that it is not necessary for our prospectus to state that Northeast is an underwriter and we have not made any revisions to the Registration Statement in response to this comment.

With respect to your comment regarding affiliates of registered broker dealers, the requested revision has been made. Please refer to footnote (**) to the selling stockholder table on page 65 of the Amendment.

Registration Rights, page 71

22.	The requested deletions have been made. Please refer to page 71 of the Amendment.

Description of Property, page 74

23.
We note that the mortgage referred to in the first sentence of the fourth paragraph under “Liquidity and Capital Resources” on page 21 of the Registration Statement was discharged on August 1, 2006 upon the payment in full of the note secured by the mortgage and we have revised our disclosure in that paragraph to note the discharge. We respectfully submit that there are accordingly no revisions to be made to our disclosure under “Description of Property” on page 74 in response to this comment.

Consolidated Financial Statements

Note 1 - Description of Business and Organization - Recapitalization Transaction, page F-7

24.
We respectfully submit that, when we initially prepared our financial statements after consummating the recapitalization, we were unable to find any definitive guidance in the accounting literature regarding presentation of changes in stockholders’ equity. Therefore, we reviewed how other companies that had undertaken reverse merger recapitalizations had presented the resulting changes in stockholders’ equity. Based on our review of the financial statements of those companies, we determined that an adjustment to outstanding shares was the correct presentation. We understand that a retroactive restatement of historical equity would result in changes to our net loss per share from $(0.82) to $(0.83) for the year ended December 31, 2005 and from $(0.25) to $(0.29) for the year ended December 31, 2004. We respectfully submit that the effect of these changes would not be significant to our financial statements and therefore request that we not be required to retroactively restate our stockholders equity. Our financial statements for the nine months ended September 30, 2006 included in our Quarterly Report on Form 10-QSB for the three months ended September 30, 2006 reflect the effect of the requested retroactive restatment, as will all financial statements filed in the future.

Note 2 - Summary of Significant Accounting Policies - Marketable Securities, page F-28

25.
Because the Short-term Investments reflected on our balance sheet at June 30, 2006 consist entirely of U.S. Government obligations with original maturities of less than five months (and greater than three months) and the required disclosure has been provided in the notes to our financial statements for the nine months ended September 30, 2006 included in our Quarterly Report on Form 10-QSB for the three months ended September 30, 2006 filed on November 14, 2006, we respectfully request that we not be required to provide the requested disclosure in the notes to our financial statements for the six months ended June 30, 2006.

Note 2 - Summary of Significant Accounting Policies - Loss Per Common Share, page F-28

26.
We respectfully submit that the omission of the required disclosure from Note 2 would not be material to our financial statements for the six months ended June 30, 2006 as the effect is anti-dilutive and the required information is otherwise disclosed in Notes 6 and 7 to those financial statements. The requested disclosure has been provided in Note 2 to our financial statements for the nine months ended September 30, 2006 included in our Quarterly Report on Form 10-QSB for the three months ended September 30, 2006 filed on November 14, 2006. We therefore respectfully request that we not be required to provide the requested disclosure in Note 2 to our financial statements for the six months ended June 30, 2006.

Note 3 - Restructuring of Permeate Refining Mortgage Note, page F-30

27.	Our analysis to determine whether the Permeate facility was impaired involved comparing the net carrying value of the Permeate property and equipment of $1,750,000 to several measurements, including:

•
the acquisition and start-up/refurbishing costs we incurred in connection with our Blairstown facility in October 2004 (increased by an inflation factor of 5% and 10%). This translated into total costs of approximately $1.13 to $1.18 per gallon capacity. At a minimum capacity of 1,600,000 gallons, this would value Permeate at between $1,800,000 and $1,900,000; and

•
our estimate of $1.65 to $1.75 per gallon capacity for current construction costs of new plants with an 18 month time line to production. At a minimum capacity of 1,600,000 gallons, this would value Permeate at between $2,640,000 and $2,800,000.

Therefore, under SFAS 144, cash flows from the disposition of the Permeate facility exceed its carrying value without deriving cash flows from operations.

Note 9 - Investment in H2Diesel, Inc., page F-33

28.
We acquired the 3,250,000 shares of H2Diesel common stock and options to aquire an additional 1,500,000 shares of H2Diesel common stock from the Investors on April 14, 2006 in consideration of our issuing to them 500,000 shares of our common stock. We valued these 500,000 shares of our common stock at $5,425,000 in the aggregate or $10.85 per share, which was equal to the closing price of our common stock as reported on the OTC Bulletin Board on April 14, 2006. We believed that the value of consideration given to the investors was reasonable despite the fact that the investors had acquired the 3,250,000 shares of H2Diesel common stock and options to purchase an additional 2,000,000 shares of H2Diesel common stock for a cash investment of $2,000,000 on March 20, 2006. The investor’s acquisition of their H2Diesel common stock and options was a separate, unrelated transaction which involved a greater degree of risk as at that time H2Diesel had not yet licensed the technology that we subsequently sublicensed from H2Diesel. Additionally, our investment in H2Diesel also gave us a basis for negotiating our sublicense agreement with H2Diesel and sufficient additional shares of H2Diesel common stock and options to give us the potential to gain control of H2Diesel upon exercise of our stock options. Our stock options subsequently expired unexercised.

We believe that, in accordance with SFAS 141, paragraph 9, the fair value of the consideration given (i.e. shares of the common stock of a public company) is more reliably measurable than the fair value of the consideration received and accordingly we recorded the transaction based on the fair value of the shares of our common stock issued.

The 1,300,000 shares issued to us as a management fee was based on an estimate of our cost to manage the operations, accounting systems and capital structure of H2Diesel in an arms length transaction plus a recoverable profit.  The parties agreed to value these costs at approximately $800,000 for one year and determined the number of shares based on that valuation.

We have revised our disclosure in the appropriate notes to our financial statements included in our Quarterly Report on Form 10-QSB for the three months ended September 30, 2006 to reallocate a portion of the investment to the Master License executed by H2Diesel with the inventor of the technology.  The Master License has an infinite term and therefore will not be amortized.  It will be assessed for impairment periodically. We will not allocate any part of the investment to goodwill.

Under the Amended Sublicense Agreement, we were granted an exclusive sublicense to produce and sell products (“Products”) incorporating a fuel additive (the “Additive”) manufactured by the Company in Maine, Vermont, New Hampshire, Massachusetts, Connecticut, Rhode Island, New York, Pennsylvania, Delaware, New Jersey, Virginia, West Virginia, North Carolina, South Carolina, Georgia and Florida, and a non-exclusive license to sell those Products anywhere within North America, Central America and the Caribbean. Additional territories may be added by written agreement of the parties. It is the Company’s belief that the Additive improves the performance of biodiesel fuels.

The Amended Sublicense Agreement value of $1,000,000 included in the investment in H2Diesel was based upon the estimated cost of a down payment required to enter into an exclusive sublicense of this type.  This amount was determined by calculating approximately 10% of the value of minimum royalty payments due under the Sublicense Agreement for the Initial and Mandatory Minimum Sales requirements during the initial three year period ($10,000,000 including the estimated down payment) in which the agreement could be terminated or become non-exclusive at the option of H2Diesel in the event of our failure to achieve such minimum sales. We believe that the $1,000,000 represents appropriate value as a down payment cost of entering into such an arrangement had we not made any investment in H2Diesel.

The net loss of H2Diesel disclosed on page F-34 of the June 30, 2006 consolidated financial statements amounting to $2,195,343 represents the period from February 28, 2006 (Inception) through June 30, 2006.  The Loss on Equity of H2Diesel of $256,447 reported by us represents 45% of the loss for the period from the date of our investment (April 14, 2006) through June 30, 2006, adjusted for intercompany transactions.  The loss was determined by internally preparing a statement of operations of H2Diesel for the period from April 14, 2006 through June 30, 2006.

H2Diesel loss April 14 to June 30, 2006 of $(1,531,160) @ 45%	$(689,022)

Add back:
H2 Management fee expense to Xethanol of $167,462 @ 45%	75,358
H2 expense for additional shares
issued to Xethanol of $793,815 @ 45%	357,217

Loss on Equity of H2Diesel, as reported	$(256,447)

H2Diesel acquired the license from Mr. Ferdinando Petrucci, the inventor and patent holder, pursuant to an Exclusive License Agreement dated March 20, 2006, as amended on September 13, 2006. Under the terms of the agreement, H2Diesel agreed to pay Mr. Petrucci $11.0 million, of which $1.5 million was paid on March 20, 2006 and the balance of which is payable in seven installments. The initial $1.5 million paid to Mr. Petrucci was funded by the initial cash investment by the investors on March 20, 2006. We believe that H2Diesel’s accounting for this agreement complies with GAAP because, pursuant to our Management Agreement with H2Diesel, we were directly involved in the preparation of H2Diesel’s financial statements.

Note 12 - Organization of NewEnglandXethanol, LLC, page F-37

29.	We believe NewEnglandXethanol is a variable interest entity because the total equity investment at risk is insufficient to enable the entity to finance its activities independently.

In evaluating whether Xethanol is the primary beneficiary of the VIE, we determined that there were no variable interests in the entity other than those created under the terms of NewEnglandXethanol’s operating and organizational agreements. Under the terms of those agreements, Global Energy Management, the other investor in the entity, has or will contribute all of the cash equity to the entity and therefore has its dollar investment at risk while Xethanol is not required to contribute any at-risk cash equity. Also, the various management fees to which Global Energy is entitled to under the agreements make it likely that Global Management will receive greater than 50% of residual cash flows. Based on this analysis, we determined that Global Management rather than Xethanol would be the primary beneficiary.

Note 13 - Acquisition of Advanced Biomass Gasification Technologies, Inc., page F-37

30.
The Company acquired ABGT from UTEK Corporation in exchange for 136,838 shares of newly -issued restricted common stock of Xethanol. The number of shares exchanged was based on an arms-length willing negotiation between Xethanol and UTEK. The value attributable to the shares issued and the corresponding value attributable to ABGT at the date of acquisition was based on the Xethanol share price on the date of acquisition or $1,131,650.

In accordance with the UTEK business model, UTEK had formed a new company, ABGT, as a vehicle to acquire a license to patented technology from the University of North Dakota’s Energy and Environmental Research Center (the “EERC”). UTEK also arranged for a research agreement between ABGT and EERC and contributed $400,000 in cash to ABGT. The terms of the research agreement provided for a three year research and development project in which ABGT is required to fund $300,000 and EERC is required to fund $480,000, thus valuing the research agreement at $780,000. This research agreement was funded on June 30, 2006.

We allocated the $1,131,650 acquisition price for ABGT as follows: $100,000 to the cash remaining in ABGT, $780,000 to the research agreement based on the actual dollars prefunding the research project and the balance of the acquisition cost being attributed to the license agreement. (Please see our response to Comment 12 above.) The research agreement balance is amortized over the 3 year life of the project and the license agreement is amortized over the estimated useful life of the license.

Note 17 - Subsequent Events, page F-39

31.
We will not know the cost to convert the pharmaceutical facility to an ethanol facility until we receive a final bid package provided by an engineering, procurement and construction contractor sometime in December. However, based on our review of the existing facility and our understanding of the current market for new ethanol plant construction we anticipate that we will need to spend between approximately $75 and $87.5 million to convert the site to an ethanol facility.

Recent Acquisitions

32.
Our recent acquisitions were H2Diesel, ABGT, our Augusta, Georgia facility and our Spring Hope, North Carolina facility. We closed the acquisition of the Spring Hope facility on November 7, 2006 and our disclosure regarding the acquisition has been updated accordingly. Thus, no probable acquisitions are pending.

In the case of H2Diesel, we acquired 5,850,000 shares of H2Diesel’s common stock (representing approximately 45% of the H2Diesel common stock then outstanding) and options to acquire an additional 3,000,000 shares of H2Diesel common stock. At the time of our acquisition, H2Diesel’s only significant asset was a license agreement. As noted in our response to Comment 28 above, H2Diesel had been formed for the purpose of licensing certain proprietary technology from Mr. Ferdinando Petrucci. H2Diesel did not have any predecessor operations.

In the case of ABGT, we acquired all of the outstanding capital stock of ABGT. At the time of the acquisition, ABGT’s only assets were a license agreement, a research agreement and cash. As noted in our response to Comment 30 above, ABGT had been specifically formed as an acquisition vehicle by UTEK to acquire/hold these assets with the intention of immediately selling the entity to Xethanol. ABGT did not have any predecessor operations.

In the case of our Augusta facility, we acquired the property, plant and equipment of an idled pharmaceutical manufacturing facility from its former owner and operator, a Pfizer, Inc. Any predecessor operations at the pharmaceutical manufacturing site would not be relevant to the proposed ethanol production facility.

In the case of our Spring Hope facility, we acquired the property, plant and equipment of a shuttered medium density fiberboard plant which had recently been purchased out of bankruptcy by a group of entrepreneurs. The entity from which we purchased the assets did not have any predecessor operations. Any predecessor operations at the medium density fiberboard plant would not be relevant to the proposed ethanol production facility.

In assessing whether any of these transactions involved the acquisition of a business, we considered the guidance provided in EITF 98-3 and Regulation SX Article 11-01. EITF 98-3 defines a business as a self sustaining integrated set of activities and assets conducted and managed to provide a return to investors. A business consists of inputs, processes and resulting outputs that are used to generate revenues. Since the acquired entities have no operations, they are not businesses. SX Article 11 provides that the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired operations prior to or after the transactions. After considering the facts and circumstances such as those described in Article 11, we concluded that the transactions did not involve the acquisition of a business. Additionally, we respectfully submit the financial statements, if any, which could be provided with respect to these acquisitions would not be relevant to an evaluation of our results of operations and financial condition as a whole.

We trust that the foregoing addresses the issues addressed in the Comment Letter. Please do not hesitate to contact the undersigned at (646) 723-4000 or Robert F. Mechur, counsel to the Company, at (585) 232-5300 if we can be of further assistance.

Very truly yours,

/s/ Lawrence S. Bellone
Lawrence S. Bellone Chief Financial Officer

cc:	David R. Ames Robert F. Mechur